Jiuzi Holdings Inc.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
+86-0571-82651956

December 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jiuzi Holdings Inc.

Registration Statement on Form F-3

File No. 333-292128

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 pm Eastern Time on Wednesday, December 23, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Jiuzi Holdings Inc.

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer